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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

WORLDPORT COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

W.C.I. ACQUISITION CORP. (OFFEROR)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

98155 J 10 5
(CUSIP Number of Class of Securities)

MICHAEL E. HEISLEY
PRESIDENT
W.C.I. ACQUISITION CORP.
5600 THREE FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602
(312) 419-8220
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

WITH A COPY TO:

HELEN R. FRIEDLI, P.C.
MCDERMOTT, WILL & EMERY
227 WEST MONROE STREET
CHICAGO, ILLINOIS 60606
(312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation: $10,938,778*	Amount Of Filing Fee: $2,187.75*

*
The transaction value is estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 21,877,556 shares of common stock, par value $0.0001 per share (the "Shares"), of WorldPort Communications, Inc., a Delaware corporation (the "Company"), at the tender price of $0.50 of total per share net to the seller in cash, without interest thereon. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

☐    CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by W.C.I. Acquisition Corp., a Delaware corporation ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of common stock, par value $0.0001 per share, of WorldPort Communications, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        Except as set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

ITEM 1: SUMMARY TERM SHEET

See the section of the Offer to Purchase captioned "Summary Term Sheet".

ITEM 2: SUBJECT COMPANY INFORMATION

(a)	See the section of the Offer to Purchase captioned "Certain Information Concerning WorldPort".
(b)	See the section of the Offer to Purchase captioned "Introduction".
(c)	See the section of the Offer to Purchase captioned "Price Range of Shares; Dividends".

ITEM 3: IDENTITY AND BACKGROUND OF FILING PERSON

(a)
See the sections of the Offer to Purchase captioned "Certain Information Concerning Purchaser" and "Special Factors—Conflicts of Interest" and Schedule I to the Offer to Purchase ("Information Concerning Directors and Executive Officers of W.C.I.").
(b)
See the section of the Offer to Purchase captioned "Certain Information Concerning Purchaser" and Schedule I to the Offer to Purchase ("Information Concerning Directors and Executive Officers of W.C.I.").
(c)
See the section of the Offer to Purchase captioned "Certain Information Concerning Purchaser" and Schedule I to the Offer to Purchase ("Information Concerning Directors and Executive Officers of W.C.I.").

ITEM 4: TERMS OF THE TRANSACTION

(a)
See the sections of the Offer to Purchase captioned "Summary Term Sheet", "Introduction", "Special Factors—Background of the Offer", "Special Factors—Other Possible Purchases of Shares", "The Offer—Terms of the Offer", "The Offer—Acceptance for Payment and Payment for Shares", "The Offer—Procedure for Tendering Shares", "The Offer—Rights of Withdrawal", "The Offer—Certain Federal Income Tax Consequences of the Offer" and "The Offer—Certain Conditions of the Offer".

ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)
See the sections of the Offer to Purchase captioned "Special Factors—Background of the Offer", "Special Factors—Conflicts of Interest—Directors and Officers of Purchaser and WorldPort", "Certain Information Concerning Purchaser", Schedule I to the Offer to Purchase ("Information Concerning Directors and Executive Officers of W.C.I.") and Schedule II to the Offer to Purchase ("Security Ownership of Certain Beneficial Owners and Management").
(b)
See the sections of the Offer to Purchase captioned "Special Factors—Background of the Offer", "Special Factors—Conduct of WorldPort's Business if the Offer is Not Completed", "Certain Information Concerning Purchaser" and Schedule II to the Offer to Purchase ("Security Ownership of Certain Beneficial Owners and Management").

ITEM 6: PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) and (c) (1)-(7)
See the sections of the Offer to Purchase captioned "Introduction", "Special Factors—Background of the Offer", "Special Factors—Reasons for and Purpose of the Offer and the Merger; Purchaser's Plans for WorldPort", "Special Factors—Other Posslblle Purchases of Shares", "The Offer—Certain Effects of the Offer" and "Special Factors—Conduct of WorldPort's Business if the Offer is Not Completed".

ITEM 7: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b) and (d) See the section of the Offer to Purchase captioned "The Offer—Source and Amount of Funds".

ITEM 8: INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
See the section of the Offer to Purchase captioned "Introduction", Schedule I to the Offer to Purchase ("Information Concerning Directors and Executive Officers of W.C.I.") and Schedule II to the Offer to Purchase ("Security Ownership of Certain Beneficial Owners and Management").
(b)	See Schedule II to the Offer to Purchase ("Security Ownership of Certain Beneficial Owners and Management").

ITEM 9: PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	See the sections of the Offer to Purchase captioned "Introduction" and "The Offer—Fees and Expenses".

ITEM 10: FINANCIAL STATEMENTS

(a)	The financial statements of the Purchaser are not material to the Offer.
(b)	Pro forma financial statements of the Purchaser are not material to the Offer.

ITEM 11: ADDITIONAL INFORMATION

(a)(1)	See the section of the Offer to Purchase captioned "The Offer—Certain Information Concerning Purchaser".
(a)(2)	See the sections of the Offer to Purchase captioned "Introduction", "The Offer—Acceptance for Payment and Payment for Shares" and "The Offer—Certain Legal Matters".
(a)(3)	See the section of the Offer to Purchase captioned "The Offer—Certain Legal Matters".
(a)(4)	See the sections of the Offer to Purchase captioned "The Offer—Certain Effects of the Offer".
(a)(5)	None.
(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12: EXHIBITS

EXHIBIT NUMBER	TITLE
(a)(1)	Offer to Purchase, dated December 23, 2002.
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Press Release dated December 23, 2002.
(b)	None.
(d)	Joint Venture and Securityholders Agreement, dated December 23, 2002, by and among W.C.I. Acquisition Corp., The Heico Companies, L.L.C., Stanley H. Meadows and J O Hambro Capital Management Limited.
(g)	None.
(h)	None.

ITEM 13: ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3

        ITEM 2: SUBJECT COMPANY INFORMATION

(d)	See the section of the Offer to Purchase captioned "Price Range of Shares; Dividends".
(e)	Not applicable.
(f)	See Schedule II to the Offer to Purchase ("Security Ownership of Certain Beneficial Owners and Management").

        ITEM 4: TERMS OF THE TRANSACTION

(c)	None.
(d)	See the section of the Offer to Purchase captioned "The Offer—Merger; Appraisal Rights; Rule 13E-3".
(e)	See the section of the Offer to Purchase captioned "Certain Information Concerning Purchaser".
(f)	Not applicable.

        ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(c)	See the sections of the Offer to Purchase captioned "Introduction" and "Special Factors— Background of the Offer".
(e)	See the section of the Offer to Purchase captioned "Certain Information Concerning Purchaser".

        ITEM 6: PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)
See the sections of the Offer to Purchase captioned "Introduction," "Special Factors—Reasons for and Purpose of the Offer and the Merger; Purchaser's Plans for WorldPort", "The Offer-Merger; Appraisal Rights; Rule 13E-3" and "The Offer—Certain Effects of the Offer".
(c)(8)	See the section of the Offer to Purchase captioned "The Offer—Certain Effects of the Offer".

        ITEM 7: PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a), (b) and (c)
See the sections of the Offer to Purchase captioned "Introduction", "Special Factors—Background of the Offer", "Special Factors—Reasons for and Purpose of the Offer and the Merger; Purchaser's Plans for WorldPort" and "Special Factors—Purchaser's Position Regarding the Fairness of the Offer and the Merger".
(d)
See the sections of the Offer to Purchase captioned "The Offer—Certain Effects of the Offer", "Special Factors—Conduct of WorldPort's Business if the Offer is Not Completed" and "The Offer—Certain Federal Income Tax Consequences of the Offer".

        ITEM 8: FAIRNESS OF THE TRANSACTION

(a), (b), (c), (d),
(e) and (f) See the sections of the Offer to Purchase captioned "Special Factors—Background of the Offer", "Special Factors—Purchaser's Position Regarding the Fairness of the Offer and the Merger" and "Special Factors—Other Posslblle Purchases of Shares".

        ITEM 9: REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a), (b) and (c) Not applicable.

        ITEM 10: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(c)	See the section of the Offer to Purchase captioned "The Offer—Fees and Expenses".

        ITEM 12: THE SOLICITATION OR RECOMMENDATION

(d)	See the section of the Offer to Purchase captioned "Special Factors—Conflicts of Interest" and "The Offer—Certain Information Concerning Purchaser".
(e)
Except as set forth in the sections of the Offer to Purchase captioned "Special Factors—Background of the Offer", "Special Factors—Purchaser's Position Regarding the Fairness of the Offer and the Merger" and "The Offer—Certain Information Concerning Worldport", the filing person is not aware of any officer, director or affiliate of the Company or any person listed on Schedule I to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

        ITEM 13: FINANCIAL STATEMENTS

(a)(1)
The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2001 and December 31, 2000 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as part of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as restated by the Company's Current Report on Form 8-K dated as of June 6, 2002.
(a)(2)
The unaudited consolidated financial statements of the Company for the nine months ended September 30, 2002 are incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
(a)(3)	See the section of the Offer to Purchase captioned "The Offer—Certain Information Concerning WorldPort".
(a)(4)	See the section of the Offer to Purchase captioned "The Offer—Certain Information Concerning WorldPort".
(b)	Pro forma financial statements of the Company are not material to the Offer.

        ITEM 14: PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(b)	None.

        ITEM 16: EXHIBITS

(c)	Not applicable.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

W.C.I. ACQUISITION CORP.
By:	/s/ STANLEY H. MEADOWS
Name:	Stanley H. Meadows
Title:	Assistant Secretary

Dated: December 23, 2002

EXHIBIT INDEX

EXHIBIT NUMBER	TITLE
12(a)(1)	Offer to Purchase, dated December 23, 2002.
12(a)(2)	Letter of Transmittal.
12(a)(3)	Notice of Guaranteed Delivery.
12(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
12(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
12(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
12(a)(7)	Press Release dated December 23, 2002.
12(b)	None.
12(c)	None.
12(d)	Joint Venture and Securityholders Agreement, dated December 23, 2002, by and among W.C.I. Acquisition Corp., The Heico Companies, L.L.C., Stanley H. Meadows and J O Hambro Capital Management Limited.
12(f)	Section 262 of the Delaware General Corporation Law (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
12(g)	None.
12(h)	None.

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INTRODUCTION
  ITEM 1: SUMMARY TERM SHEET
  ITEM 2: SUBJECT COMPANY INFORMATION
  ITEM 3: IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4: TERMS OF THE TRANSACTION
  ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6: PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8: INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9: PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10: FINANCIAL STATEMENTS
  ITEM 11: ADDITIONAL INFORMATION
  ITEM 12: EXHIBITS
  ITEM 13: ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3
  ITEM 2: SUBJECT COMPANY INFORMATION
  ITEM 4: TERMS OF THE TRANSACTION
  ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6: PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7: PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
  ITEM 8: FAIRNESS OF THE TRANSACTION
  ITEM 9: REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
  ITEM 10: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 12: THE SOLICITATION OR RECOMMENDATION
  ITEM 13: FINANCIAL STATEMENTS
  ITEM 14: PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 16: EXHIBITS
SIGNATURE
EXHIBIT INDEX